RECEIVED

2008 APR 16 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Morgan Crucible

27 March 2008

[redacted]

08001728

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

**Tracey Bigmore**
**Assistant Company Secretary**

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filings - Filing Letter - Master.doc

**Annex DTR3**

| ISSUER | FILE NO. |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

RECEIVED

2008 AUG 15 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons**

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR MARK ROBERTSHAW | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>220,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>743,967 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27TH MARCH 2008**

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR KEVIN DANGERFIELD | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |

| | | | |
|---|---|---|---|
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>120,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>409,303 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27[TH] MARCH 2008**

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR BALI BANDHA | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) |

| | | | |
|---|---|---|---|
| | PLC | | (ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR PAUL BOULTON | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |

| | | | |
|---|---|---|---|
| | LONG TERM INCENTIVE PLAN 2004 | | |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>50,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>123,394 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

| |
|---|
| **Name of authorised official of issuer responsible for making notification**<br>**MRS TRACEY BIGMORE**<br>**Date of notification 27TH MARCH 2008** |

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR RALPH GOMARSALL | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if | 8. | State the nature of the transaction |

| | | | |
|---|---|---|---|
| | more than one, the number of shares held by each of them<br><br>N/A | | N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>35,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>112,356 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

| |
|---|
| **Name of authorised official of issuer responsible for making notification** |

MRS TRACEY BIGMORE
Date of notification 27TH MARCH 2008

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR SIMON HALLIDAY | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following | 16. | Date issuer informed of transaction |

| | | | |
|---|---|---|---|
| | notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | | N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>50,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>115,439 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27TH MARCH 2008**

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial | 4. | State whether notification relates to a person |

| | | | |
|---|---|---|---|
| | responsibilities/director<br><br>DR ANDREW HOSTY | | connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>120,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time | 22. | Total number of shares or debentures over which options held following notification |

| | | | |
|---|---|---|---|
| | of exercise<br><br>N/A | | 327,929 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27TH MARCH 2008**

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR DONALD KLAS | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) |

| | | | |
|---|---|---|---|
| | | | N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>100,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>212,611 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27TH MARCH 2008**

## Annex DTR3

**Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons**

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR ANDREW RILEY | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer**

**complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>50,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>127,350 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

| |
|---|
| **Name of authorised official of issuer responsible for making notification**<br>**MRS TRACEY BIGMORE**<br>**Date of notification 27TH MARCH 2008** |

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MS AMANDA WOODING | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect | 6. | Description of shares (including class), |

| | | | |
|---|---|---|---|
| | of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | | debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>50,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>85,000 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information | 24. | Name of contact and telephone number for |

| | | | |
|---|---|---|---|
| | N/A | | queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27TH MARCH 2008**

## Annex DTR3

## Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

| | | | |
|---|---|---|---|
| 1. | Name of the issuer<br><br>THE MORGAN CRUCIBLE COMPANY PLC | 2. | State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,<br>(ii) a disclosure made in accordance LR 9.8.6R(1) or<br>(iii) a disclosure made in accordance with section 793 of the Companies Act 2006.<br><br>(i) ABOVE |
| 3. | Name of person discharging managerial responsibilities/director<br><br>MR TIM HAYTER | 4. | State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person<br><br>N/A |
| 5. | Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest<br><br>N/A | 6. | Description of shares (including class), debentures or derivatives or financial instruments relating to shares<br><br>N/A |
| 7. | Name of registered shareholders(s) and, if more than one, the number of shares held by each of them<br><br>N/A | 8. | State the nature of the transaction<br><br>N/A |
| 9. | Number of shares, debentures or financial instruments relating to shares acquired<br><br>N/A | 10. | Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |
| 11. | Number of shares, debentures or financial instruments relating to shares disposed<br><br>N/A | 12. | Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)<br><br>N/A |

| | | | |
|---|---|---|---|
| 13. | Price per share or value of transaction<br><br>N/A | 14. | Date and place of transaction<br><br>N/A |
| 15. | Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)<br><br>N/A | 16. | Date issuer informed of transaction<br><br>N/A |

**If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>26/03/2008 – GRANT OF A CONDITIONAL AWARD UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 | 18. | Period during which or date on which exercisable<br><br>VESTS ON 26/03/2011 – SUBJECT TO PERFORMANCE CONDITIONS |
| 19. | Total amount paid (if any) for grant of the option<br><br>N/A | 20. | Description of shares or debentures involved (class and number)<br><br>120,000 ORDINARY SHARES OF 25p |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>N/A | 22. | Total number of shares or debentures over which options held following notification<br><br>200,000 – UNDER THE MORGAN CRUCIBLE COMPANY PLC LONG TERM INCENTIVE PLAN 2004 |

| | | | |
|---|---|---|---|
| 23. | Any additional information<br><br>N/A | 24. | Name of contact and telephone number for queries<br><br>MRS TRACEY BIGMORE<br>TEL: 01753 837000 |

**Name of authorised official of issuer responsible for making notification**
**MRS TRACEY BIGMORE**
**Date of notification 27TH MARCH 2008**

END